INVESTMENT MANAGERS SERIES TRUST II
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 17, 2016

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust II (the “Registrant”)
Registration Statement on Form N-14 (File No. 333-213105)

Ladies and Gentlemen:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on September 8, 2016, on the Registrant’s registration statement filed on Form N-14 related to the proposed reorganization of the Vivaldi Orinda Macro Opportunities Fund (the “Target Fund”), a series of Advisors Series Trust (the “Trust”), into the Vivaldi Orinda Multi-Strategy Fund, which is a separate series of the Registrant (the “Acquiring Fund”).

Responses to all of the comments are included below and, as appropriate, are reflected in Pre-Effective Amendment No. 1 to the Fund’s Form N-14 registration statement (the “Amendment”) filed concurrently with this correspondence.

General

1.	The Exchange Act Rule 14a-4(a)(3) requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Rule 14a-4(b)(1) further requires that the form of proxy provide separate boxes for shareholders to choose between approval, disapproval or abstention “with respect to each separate matter referred to therein as intended to be acted upon.” In addition, refer to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement, dated September 2004 which applies the “unbundling” rule to mergers.

In light of these rules, the merger proposal should be unbundled to separately address the three additional proposals to approve: 1) the new advisory agreement with Vivaldi Asset Management, LLC (“Vivaldi”); 2) the new Sub-advisory agreement with RiverNorth Capital Management, LLC (“RiverNorth”); and 3) the multi-manager fund structure. The Commission staff further notes that Rule 488 under the Securities Act of 1933, as amended, does not permit an N-14 registration statement to be automatically effective if the registration statement filing includes a proposal other than a proposed reorganization (such as the approval of a new advisor or sub-advisor). Please file a delaying amendment related to the initial N-14 filing and then a pre-effective amendment to the N-14 registration statement adding the additional disclosure related to the unbundling of the proposals.

Response: The Registrant has filed a delaying amendment related to the initial N-14 filing. In addition, the three proposals have been “unbundled” as reflected in the pre-effective amendment to the N-14 registration statement being filed concurrently with this correspondence. The revised proposals are as follows:

1. An Agreement and Plan of Reorganization providing for (i) the transfer of all of the assets of the Target Fund to the Acquiring Fund, a newly created series of Investment Managers Series Trust II (“IMST II”), in exchange for (a) shares of each class of the Acquiring Fund corresponding to an outstanding class of shares of the Target Fund with an aggregate net asset value (“NAV”) equal to the aggregate NAV of that corresponding class of shares of the Target Fund, and (b) the Acquiring Fund’s assumption of all of the liabilities of the Target Fund, followed by (ii) the liquidating distribution by the Target Fund to its shareholders of the shares of each class of the Acquiring Fund corresponding to an outstanding class of shares of the Target Fund in proportion to their respective holdings of shares of the corresponding class of the Target Fund;

2. The appointment of Vivaldi as the investment advisor to the Acquiring Fund;

3. The appointment of RiverNorth as a sub-advisor to the Acquiring Fund;

4. The Acquiring Fund’s use of “manager of managers” exemptive relief, which it intends to seek from the Securities and Exchange Commission, to allow Vivaldi and the Board of Trustees of IMST II to replace sub-advisors to the Acquiring Fund in the future without the cost and time associated with a shareholder meeting (there is no assurance the SEC will grant such relief);

5. If there are not sufficient votes at the time of the Special Meeting to approve one or more proposals, the Target Fund shareholders may be asked to approve adjourning the Special Meeting to permit further solicitation of proxies; and

6. The transaction of such other business as may properly come before the Special Meeting or any adjournments thereof.

2.	Confirm that the proxy contains information regarding the required vote to approve the proposals (reorganization, approval of the advisory and sub-advisory agreements and approval of the use of a “manager of managers” structure).

Response: The “Vote Required” discussion in the proxy statement has been updated as follows:

Vote Required

Approval of each proposal (other than a vote for an adjournment of the Special Meeting) requires the affirmative vote of a majority of the outstanding shares of the Target Fund entitled to vote at the Special Meeting. For this purpose, the term “vote of a majority of the outstanding shares entitled to vote” means the vote of the lesser of (1) 67% or more of the voting shares of the Target Fund present at the Special Meeting if more than 50% of the outstanding voting shares of the Target Fund are present or represented by proxy; or (2) more than 50% of the outstanding voting shares of the Target Fund.

The approval of the Reorganization is contingent upon the approval of the appointment of Vivaldi as the investment advisor to the Acquiring Fund. If the shareholders do not approve both the proposed Reorganization of the Target Fund and the appointment of Vivaldi as the investment advisor to the Acquiring Fund, then the Reorganization will not be implemented and the Board of Trustees of the Target Fund (the “Board”) will consider what further actions to take, which may include liquidation of the Target Fund. If shareholders of the Target Fund approve the proposed Reorganization and appointment of Vivaldi, but do not approve the appointment of RiverNorth as a sub-advisor to the Acquiring Fund and/or the Acquiring Fund’s use of “manager of managers” exemptive relief, the Board of Trustees of IMST II will consider what further actions to take, if any, including resubmitting these proposals to Acquiring Fund shareholders at a later date after the Reorganization.

The Registrant notes that a discussion regarding the vote required for an adjournment of the Special Meeting is included directly below the “Vote Required” discussion in the “Adjournments” section.

Questions and Answers

3.	On page ii, the last sentence of the first paragraph states, “As of [___], 2016, the 2012 Order is no longer in effect so that any future additions of sub-advisers or material amendments to existing sub-advisory agreements will need to be approved by shareholders.” Add disclosure about why the Order is no longer in effect, for example, Orinda requested the withdrawal of the Order as part of its offer of settlement with respect to the recent Administrative Proceedings. Briefly disclose in this section and add additional details in the Combined Proxy Statement and Prospectus.

Response: The Registrant has been advised by the Trust that it has conferred with counsel to OAM regarding this comment. Counsel to OAM has advised the Trust that the request to withdraw the 2012 Order was not part of its offer of settlement with respect to the recent Administrative Proceeding. Counsel to OAM has advised the Trust that the disclosure added below is accurate with respect to the decision to request withdrawal of the 2012 Order:

OAM and the Trust requested that the 2012 Order be rescinded by the SEC because they are not presently relying on the 2012 Order and will not do so in the future. As of September 9, 2016, the 2012 Order is no longer in effect so that any future additions of sub-advisers or material amendments to existing sub-advisory agreements will need to be approved by shareholders. All series of the Trust advised by OAM and previously relying on the 2012 Order have made the appropriate disclosures in their prospectuses, statements of additional information and sales literature regarding the rescission of the 2012 Order.

4.	On page ii, the second sentence of the third paragraph states, “OAM will not serve as investment advisor to the Acquiring Fund; rather Vivaldi will serve as the investment advisor.” Disclose why Orinda will no longer serve as the investment advisor to the Fund. Briefly disclose in this section and add additional details in the Combined Proxy Statement and Prospectus

Response: The Registrant has added the disclosure below:

OAM no longer wishes to run a multi-manager fund and therefore will not serve as investment advisor to the Acquiring Fund; rather Vivaldi will serve as the investment advisor, subject to Target Fund shareholder approval.

5.	On page ii, the fourth paragraph states, “subject to receiving multi-manager relief from the SEC.” Any time this is disclosed, it should be accompanied with a further statement that “there is no assurance the SEC will grant the relief”.

Response: The Registrant has made the requested revision.

6.	On page iii, the last sentence of the fifth paragraph states, “The Reorganization generally is not expected to result in recognition of gain or loss by the Target Fund or its shareholders for federal income tax purposes.” Provide a separate Q&A for this question “What is the tax impact of the Reorganization?” Include a statement that a tax opinion will be obtained.

Response: The Registrant has made the requested revision as follows:

Question: What is the tax impact on my investment?

Answer: The Reorganization generally is not expected to result in recognition of gain or loss by the Target Fund or its shareholders for federal income tax purposes. As a condition to the closing of the Reorganization, the Acquiring Fund and the Target Fund will obtain an opinion of counsel regarding the tax consequences to shareholders. This opinion letter will be filed with the SEC after the close of the Reorganization and available on SEC’s website at www.sec.gov.

7.	On page iii, the third question asks, “Will the investment objectives, policies and strategies of the Target Fund be similar to the investment objective, policies and strategies of the Acquiring Fund?” It appears that the Acquiring Fund will use an arbitrage strategy which the Target Fund doesn’t employ. This should be mentioned in the answer to this question.

Response: The Registrant has made the requested revision so that the answer to the third question reads as follows:

Yes, the investment objectives, policies and strategies of the Target Fund and the Acquiring Fund are substantially similar. However, the Acquiring Fund will have a new sub-advisor, RiverNorth, which utilizes a closed-end fund arbitrage strategy. The Target Fund currently does not use this arbitrage strategy. In addition, the Target Fund’s investment objective is fundamental, which means that it can only be changed upon shareholder approval; whereas, the Acquiring Fund’s investment objective is non-fundamental, which means that it can be changed upon approval of the Board of Trustees of IMST II without shareholder approval, upon at least 60 days’ prior notice to shareholders.

8.	On page iv, the expense chart may be misleading as all of the fund expenses are not disclosed. Either clearly disclose all of the fund expenses or delete the table and add a reference to the Fee Table on page 6.

Response: The Registrant has removed the table and added the following disclosure:

For more detailed information regarding the fees and expenses of the Target Fund and Acquiring Fund, please refer to the section entitled “Comparison Fee Tables and Examples” beginning on page 7 of the Combined Proxy/Prospectus accompanying this letter.

9.	On page v, the first sentence of the fourth paragraph states, “OAM will receive payments from Vivaldi in connection with the Reorganization”. Confirm where this obligation is from. The concern is that the investment advisory agreement or sub-advisory agreement contains a penalty clause which is not permissible under Section 15(f) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The payments to OAM will be made by Vivaldi from its own resources pursuant to a separate Acquisition Agreement between OAM and Vivaldi and not pursuant to the advisory or sub-advisory agreement. The investment advisory agreement between Vivaldi and the Registrant, on behalf of the Acquiring Fund, contains no provision regarding any payments to OAM or penalty clause which would be impermissible under Section 15(f) of the 1940 Act.

10.	Explain why using “Orinda” in the Fund’s name is not misleading when OAM will no longer be involved with the Fund.

Response: Although OAM will not provide management services to the Acquiring Fund, OAM will provide certain services to the Acquiring Fund and, therefore, the Registrant believes the term “Orinda” in the Acquiring Fund’s name is appropriate. An Investor Services Agreement, which is not part of the Acquisition Agreement, will be executed in conjunction with the effective date of the Reorganization. This Investor Services Agreement obligates OAM to provide services to the Acquiring Fund post transaction and allows Vivaldi to use “Orinda” in the Acquiring Fund’s name. Under this Investment Services Agreement, OAM will provide the Acquiring Fund with services such as facilitating communications among Acquiring Fund service providers, shareholders and intermediaries; developing, preparing and reviewing shareholder reporting and communication materials; and assisting with shareholder dispute resolution. The fees due to OAM under this Investor Services Agreement will be paid directly by Vivaldi from its own resources and not by either the Target Fund or the Acquiring Fund.

11.	On page vi, the last sentence of the first paragraph states, “Vivaldi will pay this compensation through Foreside from Vivaldi’s own resources.” Same comment as #9 - confirm where this obligation is from. The concern is that the investment advisory agreement or sub-advisory agreement contains a penalty clause which is not permissible under Section 15(f) of the 1940 Act.

Response: The compensation to the FINRA registered representatives of OAM will be made by Vivaldi, from its own resources, through Foreside pursuant to a Third Party Selling Agreement and not pursuant to the advisory or sub-advisory agreement. As noted above in response #9, the investment advisory agreement between Vivaldi and the Registrant, on behalf of the Acquiring Fund, contains no provision regarding any payments to OAM or penalty clause which would be impermissible under Section 15(f) of the 1940 Act

Combined Proxy Statement and Prospectus

12.	On page 4, the last sentence of the second paragraph states, “As of [___], 2016, the 2012 Order is no longer in effect so that any future additions of sub-advisers or material amendments to existing sub-advisory agreements will need to be approved by shareholders.” Same as comment number 3 above - add disclosure about why the Order is no longer in effect, for example, Orinda requested the withdrawal of the Order as part of its offer of settlement with respect to the recent Administrative Proceedings.

Response: See response to #3 above. The following disclosure has been added:

OAM and the Trust have requested that the 2012 Order be rescinded by the SEC because they are not presently relying on the 2012 Order and will not do so in the future. As of September 9, 2016, the 2012 Order is no longer in effect so that any future additions of sub-advisers or material amendments to existing sub-advisory agreements will need to be approved by shareholders. All series of the Trust advised by OAM and previously relying on the 2012 Order have made the appropriate disclosures in their prospectuses, statements of additional information and sales literature regarding the rescission of the 2012 Order.

13.	On page 4, the third paragraph discussed that OAM will no longer be the Fund’s advisor. Explain why OAM is stepping away from this role.

Response: The Registrant has made the requested revision as follows:

OAM no longer wishes to run a multi-manager fund and therefore will not serve as investment advisor to the Acquiring Fund; rather Vivaldi will serve as the investment advisor, subject to Target Fund shareholder approval.

14.	On the Fees and Expenses Table on page 6, since neither Fund has a redemption fee, consider deleting “(as a percentage of amount redeemed).”

Response: The Registrant has made the requested revisions.

15.	In the Fees and Expenses Table on page 6, footnote 1 states, ““Other expenses,” “Dividend and interest expenses on short sales” and “Acquired Fund Fees and Expenses” for the Acquiring Fund have been estimated for the Acquiring Fund’s current fiscal year.” Confirm whether “dividend and interest expenses on short sales” and “Acquired Fund Fees and Expenses” are estimated. Consider deleting “dividend and interest expenses on short sales” and “Acquired Fund Fees and Expenses” from the footnote, if appropriate.

Response: The Registrant confirms that each sub-set of “Other Expenses” is estimated for the current fiscal year. To clarify, the Registrant has replaced the footnote with the following:

“Other expenses” for the Acquiring Fund have been estimated for the Acquiring Fund’s current fiscal year. Actual expenses may differ from estimates.

16.	With respect to the Fees and Expenses Table on page 6, confirm that all fees are still current. In addition, confirm that Orinda intends to forfeit the expenses previously waived for the Target Fund.

Response: The Registrant has received confirmation from OAM that the fees and expenses listed on page 6 are still current. The Target Fund’s assets have increased from $30.9 million at February 29, 2016 to $88.7 million at August 31, 2016. OAM believes that the increase in assets has not materially impacted the Target Fund’s expenses. In addition, the Registrant has received confirmation from OAM that OAM intends to forfeit the expenses previously waived for the Target Fund. The Registrant notes the following disclosure included on pages iv and 39: “if the Reorganization is approved by shareholders and completed, any unreimbursed expenses which OAM may be able to recoup under the agreement will be extinguished.”

17.	In the Example on page 7, confirm that the expense calculations for the Target Fund do not reflect the contractual expense cap since the contractual period is through June 27, 2017 which is less than one year. In addition, consider deleting the phrase “and Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses” from the fifth sentence of the first paragraph.

Response: The Registrant has made the requested revision as follows:

The Example also assumes that your investment has a 5% annual return, that the Fund’s Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Waiving Fees and/or Reimbursing Expenses remain as stated in the previous table, if applicable, and that distributions are reinvested. Although your actual costs may be higher or lower, based on these assumptions, your costs would be as follows, if you redeem your shares:

	One Year	Three Years	Five Years	Ten Years
Target Fund (Class A Shares)	$943	$1,835	$2,732	$5,003
Acquiring Fund (Class A Shares) (Pro forma)	$862	$1,600	$2,356	$4,326
Target Fund (Class I Shares)	$445	$1,343	$2,251	$4,560
Acquiring Fund (Class I Shares) (Pro forma)	$352	$1,071	$1,812	$3,765

18.	On page 7 under Comparison of Investment Objectives, Strategies, and Risks add disclosure that briefly highlights the differences between the Target Fund and Acquiring Fund as required by Item 3b on Form N-14. For example, the Acquiring Fund employs an arbitrage strategy that the Target Fund does not. This should be highlighted before the comparisons.

Response: The Registrant has made the requested revision so that the paragraph in question now reads as follows:

The Target Fund and the Acquiring Fund have substantially similar investment objectives, strategies and policies. However, the Acquiring Fund will have a new sub-advisor, RiverNorth, which utilizes a closed-end fund arbitrage strategy. The Target Fund currently does not use this arbitrage strategy. In addition, the Target Fund’s investment objective is fundamental, which means that it can only be changed upon shareholder approval; whereas, the Acquiring Fund’s investment objective is non-fundamental, which means that it can be changed upon approval of the Board of Trustees of IMST II without shareholder approval, upon at least 60 days’ prior notice to shareholders. Each Fund’s investment objective is set forth below:

19.	Under the Comparison of Investment Objectives on page 7, the Acquiring Fund’s Objective appears to have three objectives: “The primary objective of the Vivaldi Orinda Multi-Strategy Fund is to seek long-term capital appreciation by pursuing positive absolute returns across market cycles while generating attractive long-term returns with low correlation to traditional equity and fixed income indices.” Typically funds will have one or two objectives. Explain how the Fund can achieve these three objectives at the same time without conflicting or offsetting.

Response: The Registrant has revised the Acquiring Fund’s objective as follows:

The Vivaldi Orinda Multi-Strategy Fund seeks to achieve long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices.

20.	Under the Comparison of Investment Strategies starting on page 7, when the strategy is the same for both the Target Fund and Acquiring Fund consider using “Same as Target Fund” rather than repeating the disclosure.

Response: The Registrant has made the requested revisions.

21.	Under the Comparison of Investment Strategies on page 11, it states for the Target Fund “The Advisor may also invest up to 100% of the Fund’s total assets in cash, money-market instruments, bank obligations and other high-quality debt securities for temporary defensive purposes.” This defensive disclosure is typically included for all funds. Confirm whether this should also be included with the Acquiring Fund.

Response: The Registrant has added the following disclosure:

Temporary Defensive Strategy. When adverse market, economic, political or other conditions dictate a more defensive investment strategy, the Fund may, on a temporary basis, hold cash or invest a portion or all of its assets in money market instruments including obligations of the U.S. government, its agencies or instrumentalities, obligations of foreign sovereignties, or other high-quality debt securities, including prime commercial paper, repurchase agreements and bank obligations, such as bankers’ acceptances and certificates of deposit. Under normal market conditions, the potential for capital appreciation on these securities will tend to be lower than the potential for capital appreciation on other securities that may be owned by the Fund. In taking such a defensive position, the Fund would temporarily not be pursuing its principal investment strategies and may not achieve its investment objective.

22.	Under the Comparison of Investment Strategies on page 11, it states for the Target Fund “Each Sub-Advisor has complete discretion to invest its portion of the Fund’s assets as it deems appropriate, based on its particular philosophy, style, strategies and views. While each Sub-Advisor is subject to the oversight of the Advisor, the Advisor does not attempt to coordinate or manage the day-to-day investments of the Sub-Advisors.” Consider moving this to the first paragraph to align with the same disclosure for the Acquiring Fund.

Response: The Registrant has made the requested revisions.

23.	On page 11 under Comparison of Investment Risks add a disclosure that briefly highlights the differences between the Target Fund and Acquiring Fund as required by Item 3b on Form N-14.

Response: The Registrant has made the requested revision as follows:

The Acquiring Fund is adding principal risks for investments in closed-end funds, large-cap companies, futures and merger arbitrage transactions.

24.	On page 19 under Comparison of Investment Risks, the Acquiring Fund has disclosures regarding asset–backed securities. Confirm whether investments in asset-backed securities are a principal investment strategy and if yes, add discussion to the principal investment strategies. If not, it should be deleted as a principal investment risk.

Response: The Registrant confirms that investments in mortgage-backed and asset-backed securities are not a principal investment strategy of the Acquiring Fund and, therefore, references to such securities in the principal investment strategies and the discussion of “mortgage-backed and asset-backed securities risk” has been deleted.

25.	On page 31 the last sentence of the second paragraph states, “The Board was advised that OAM and Vivaldi were not aware of any circumstances relating to the Reorganization that might result in the imposition of such an “unfair burden” on the Target Fund as a result of the transaction between OAM and Vivaldi.” Section 15(f) requires a more affirmative statement.

Response: The Registrant has made the requested revision as follows:

The Board, the IMST II Board, OAM and Vivaldi are not aware of any circumstances relating to the Reorganization that might result in the imposition of such an “unfair burden” on the Target Fund as a result of the transaction between OAM and Vivaldi.

26.	On page 31 the second sentence of the fifth paragraph states, “The Board considered that for some time OAM has expressed its desire to the Board to discontinue acting as investment advisor to the Target Fund and has recommended that Vivaldi assume the role of investment advisor to the Target Fund.” Indicate why OAM desires to discontinue acting as investment advisor.

Response: The Registrant has revised the following sentence in that paragraph as follows:

The Board noted that OAM has informed the Board that it was now prepared to resign as investment adviser to the Target Fund since it no longer wishes to run a multi-manager fund.

27.	Provide the completed Capitalization Table on page 35 in the correspondence letter in advance of filing the Pre-Effective Amendment.

Response: The Registrant has made the requested revision as follows:

The capitalization of the Target Fund as of October 10, 2016 and the Acquiring Fund’s pro forma combined capitalization as of that date after giving effect to the proposed Reorganization are as follows:

(unaudited)	Target Fund	Pro forma Acquiring Fund
Net Assets
Class A1	$38,640,909	$38,640,909
Class I2	53,700,422	53,700,422
Total	$92,341,331	$92,341,331

Shares Outstanding
Class A1	1,459,800	1,459,800
Class I2	2,000,016	2,000,016
Total	3,459,816	3,459,816
Net Asset Value per Share
Class A1	$26.47	$26.47
Class I2	26.85	26.85
[1]	Class A shares of the Target Fund will be exchanged for Class A shares of the Acquiring Fund.
[2]	Class I shares of the Target Fund will be exchanged for Class I shares of the Acquiring Fund.

28.	The Performance Table on page 36 compares the Fund’s returns to the BofA ML 3-Month Treasury Bill Index. Explain in the correspondence letter why this index is an appropriate index for this Fund.

Response: The primary objective of the Fund is to seek long-term capital appreciation by pursuing positive absolute returns across market cycles. In pursuing its objective, the Fund seeks to generate attractive long-term returns with low sensitivity to traditional equity and fixed-income indices, and therefore comparing the Fund’s performance to an equity and/or fixed income index would not be appropriate. Because the Fund pursues positive absolute returns, the Registrant believes an index approximating the yield on cash (the BofA Merrill Lynch 3 month US Treasury Bill Index) is an appropriate benchmark.

29.	On page 41, under the heading “Adjournments,” clarify that a separate proposal should be set out to adjourn the meeting.

Response: A separate proposal has been included as follows:

If there are not sufficient votes at the time of the Special Meeting to approve one or more proposals, the Target Fund shareholders may be asked to approve adjourning the Special Meeting to permit further solicitation of proxies.

Additionally, the Registrant has made the following revision as requested:

Adjournments

Shareholders are also being asked to vote on a proposal to adjourn the special meeting to solicit additional proxies if there are insufficient votes at the time of the adjournment to approve the Plan. Any business that might have been transacted at the special meeting may be transacted at any such later session(s) at which a quorum is present. Approval of the proposal to adjourn the special meeting requires a majority of the votes properly cast upon the question of adjournment, whether or not a quorum is present. Any business that might have been transacted at the Special Meeting with respect to the Target Fund may be transacted at any such subsequent session(s) at which a quorum is present. The costs of any additional solicitation and of any subsequently held sessions will be borne by Vivaldi.

Part C

30.	In item 17, under the third undertaking, indicate that the Registrant will promptly file an executed tax opinion upon the closing of the reorganization.

Response: The Registrant will promptly file an executed tax opinion upon the closing of the reorganization

* * * * *

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosures in the filing provided by the Commission staff, acting pursuant to delegated authority, do not preclude the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 626-914-1360 should you have any questions or comments regarding the Amendment.

Sincerely,

/s/ JOY AUSILI
Joy Ausili
Vice President